HomeTown
Bankshares Corporation

ANNUAL REPORT 2011



Table of Contents

This Annual Report to Shareholders contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the interest rate environment, management's business strategy, national, regional and local market conditions and legislative and regulatory conditions.

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Letter to Shareholders



William R. Rakes



Susan K. Still

2011 was a watershed year for HomeTown Bankshares Corporation. Despite the slow economic recovery, your Company had a solid year and recaptured the momentum that we had achieved prior to the Recession. In addition to realizing a healthy rebound in earnings, we gained notable new marketshare and incorporated several strategic initiatives that should position us well for the future. The success that we realized in 2011 culminated in being selected again as "Best Bank in Roanoke" by the *Roanoker Magazine* for 2012.

Total asset growth slowed during 2011 due to continued weakness in commercial and consumer spending, resulting in sluggish loan demand throughout most of the year. With slower loan demand, we focused on stabilizing the quality of our loan portfolio and maximizing our profitability. These efforts resulted in a considerable improvement in our net interest margin and a strong rebound in our profitability in 2011. Maintaining overhead costs at levels below our peers while continuing to provide excellent service and competitive products also contributed to our record earnings.

We enjoyed a significant increase in new deposit customers during 2011. The timely "Bank Local" movement resulted in additional marketshare growth for HomeTown Bank with a dramatic and steady increase in new checking accounts throughout the year. The "Bank Local" movement was propelled during the year by the growing distrust of the "big banks" and their unpopular practices, especially additional fees on checking accounts and the use of debit cards. We feel that this reawakening of consumers to the benefits and extraordinary service of community banks, both locally and nationally, has been a very important turning point for the future growth and success of the community banking industry.

With an improving economy, we are optimistic that 2012 and beyond will be solid growth years. We have invested in future branch sites in Salem and the New River Valley which will enable us to expand our marketshare in each of these important markets.

We very much appreciate the dedication of our Board of Directors, who have been diligent in their guidance and support of the Company, as well as the loyalty and excellent work ethic of our employees and the commitment of Management, particularly during the past few years of a very difficult economy. We are also most appreciative of the continued support of our shareholders during these unprecedented times, and look forward to your future support as we continue to build an outstanding brand with outstanding financial performance.

Sincerely,

William R. Rakes
Chairman

Susan K. Still
President & CEO

HomeTown
Bankshares Corporation



Standing, Left to Right: James Turner, Nancy Agee, Daniel Hamrick, Victor Foti. **Seated, Left to Right:** George Cartledge, William Rakes, Susan Still, Warner Dalhouse

Board of Directors of HomeTown Bankshares Corporation

William R. Rakes, Chairman
George B. Cartledge, Jr., Vice-Chairman
Susan K. Still, President & CEO, Director
Nancy Howell Agee, Director
Warner Dalhouse, Director
Victor F. Foti, Director
Daniel D. Hamrick, Director
James M. Turner, Jr., Director

Boards of Directors & Executive Officers

The Boards of Directors of HomeTown Bankshares Corporation and HomeTown Bank are comprised of dedicated professionals from the communities we serve. They have many different backgrounds, but they share a similar vision of what a community bank should be. These individuals devote many hours a month ensuring the success of the Bank, with an unyielding focus on doing what is best for our customers, employees, shareholders and communities.

"We are most appreciative of the continued support of our shareholders, and look forward to your future support as we continue to build an outstanding brand with outstanding financial performance." — *William R. Rakes*



Standing, Left to Right: Victor Foti, Danielle Yarber, James Turner, Nancy Agee, Daniel Hamrick, Kenneth Bolling, Shirley Martin, Clifton Woodrum, David Willis, Marc Fink. **Seated, Left to Right:** Barton Wilner, George Cartledge, William Rakes, Susan Still, Warner Dalhouse

Board of Directors of HomeTown Bank

Nancy Howell Agee, President & CEO, Carilion Clinic
Kenneth S. Bowling, Vice President, H T Bowling Inc.
George B. Cartledge, Jr., Chairman & CEO, Grand Home Furnishings
Warner Dalhouse, Retired Chairman & CEO, Dominion Bankshares, Inc.
Marc S. Fink, President & CEO, Fink's Jewelers, Inc.
Victor F. Foti, Retired, Foti, Flynn, Lowen and Co., CPAs
Daniel D. Hamrick, Attorney at Law
Shirley J. Martin, Retired, Banker
William R. Rakes, Partner, Gentry Locke Rakes & Moore
Susan K. Still, President & CEO, HomeTown Bankshares
James M. Turner, Jr., Chairman & CEO, J.M. Turner & Co., Inc.
David D. Willis, Vice President, Rockydale Quarries
Barton J. Wilner, President, Entré Computer Center
Clifton A. Woodrum, Attorney at Law
Danielle H. Yarber, Vice President of Sales, xpedx



Standing, Left to Right: Laurie Hart, Charles Maness, William Moses. **Seated, Left to Right:** Terrance O'Shaughnessy and Susan Still

Executive Officers of HomeTown Bank

Susan K. Still, President & CEO
Laurie C. Hart, EVP & Chief Deposit Officer
William C. Moses, EVP & Chief Credit Officer
Charles W. Maness, Jr., EVP & Chief Financial Officer
Terrance E. O'Shaughnessy, EVP & Chief Lending Officer

Our continued appreciation goes to the founding organizers of HomeTown Bank and NewRiver Bank for the support they provided when we were founded and continue to provide today.

HomeTown Bank
June 2005

Leon and Kathleen Atkinson*
R. Thomas Beach
Robert G. Bennett
Chan and Kae Bolling
John P. Bradshaw, Jr
Thurman W. Brammer
Thomas O. Branch
William C. Bundy
Cindy and Dave Cappellari
Dr. Gregory Capps
George B. and Dr. Barbara Cartledge, III
Allen B. Childress
John R. Clark, M.D.
Billy P. Craft
Kenneth and Linda Cumins
Calvert and Eva de Coligny
Anderson Wade Douthat, III
Anderson Wade Douthat, IV
Dr. James and Holly Drougas
Russ and Kelly Ellis
Lucy and Bruce Farrell
John and Iva Ferguson
Alvin B. Fink*
Norman D. Fintel
William Lee Harder
Lance R. Hodges
Kellogg Hunt, Jr., M.D.
Annie and John Lichtenstein
J. Granger and Anne B. Macfarlane
Lois and Arnold Masinter
Dr. Lawrence K. Monahan
Roberts and Sandra Moore
John Moticha, Jr.
Elizabeth Hancock Muse
Richard and Delaine Newcomb
Samuel G. Oakey, III
John and Martha Parrott
James R. and Ginger Pietrzak
Alton B. Prillaman
David and Lori Rakes
James C. Reynolds
Dr. and Mrs. Robert H. Sandel
John F. Shoulders, Jr.
Edward M. Smith
Patsy and Garnett Smith
Hunter D. Smith
George "Chip" Snead
Mr. & Mrs. George A. Steadman, III
Elbert Hale Wampler, Sr.*
Dr. and Mrs. Jesse A. Webster
Rick and Charlotte White
J. David Wine
Harold C. Wingate
Emily A. Woodrum
Edwin T. Yarber

NewRiver Bank,
a branch of HomeTown Bank
June 2008

Kenneth S. Bowling
Caryn N. Bushong
Ralph D. Carroll
James K. Clay
Kendall O. Clay
Richard P. & Linda B. Gordon
David L. Hagan
W. Garry Hall
Hall's Construction Corporation
Daniel D. Hamrick
Allan W. Harman
R.W. Kroeger Trust
Aurelia D. Lacy
Willard R. Maddy, Jr.
Shirley J. Martin
Stephen C. McBroom
Linda A. McGee
Carl N. & Ramsey E. McNeil
Stanley W. Moran
NRB Investors, LLC
New River Investments
New River White Investments
New River Recycling
Ted & Martha M. O'Brien
Kirtesh Patel
Robert A. Phillips
Robert L. & Tanya R. Phillips
William B. Poff
Joyce B. Pugh
James W. Radford, Jr.
& James W. Radford, III
K. Michael & Rachel E. Robinson
Dewey N. Jr. &
Melissa G. Rotenberry
Alex & Dana B. Rygas
Frank D. Sale*
Dennis L. & Imogene R. Setliff
Larry J. Shelor
Kathryne L. Smith
Larry N. Smith
Gary W. Stockner
Turman Bolt Partnership
Curtis M. Turner, Jr.
Eric D. Umberger
Nelson J. Wimmer*

**Deceased*



1



2

"You don't think about loving your bank every day, but when you DO have issues, it's nice to know that you can call a person and say 'Help me' and they will."
— *Mark Pace, Roanoke*

2

The HomeTown Difference.

Every day, with every transaction, every phone call or every visit to a branch, HomeTown wants to make your banking experience better. Our bank is built around our customers and we work hard to make sure they get the service they deserve. Whether it's our extended hours, comfortable branches, or friendly people, we do things a little differently. We're not just another bank — we're HomeTown Bank and we believe a local bank can do big things for our customers and the community.

When we asked some customers, "Why HomeTown?," the responses were overwhelming and were used to shape HomeTown Bank's current marketing campaign. Some of the quotes are included throughout this report.

"It's very important that HomeTown is local — we that principle." — *Dawn Donson, Christiansburg*


Bank Local



5



3

"I know how valuable the personal relationship with your banker can be; that's something I went looking for."

— Dr. Craig Ramey, Roanoke

4



4

1 "HomeTown Bank has it all. Nice people who make us feel welcome, unbeatable hours and same-day access to deposits. Even their bill pay is friendly! It's comforting to know we have a bank we can count on today and in the future."

— Jack and Leigh Ann Hamlin, Roanoke

3 "My non-profit pet clinic really depends on NewRiver Bank. Their extended hours allow me to make deposits after the clinic closes. That's a huge relief! I also love visiting the bank. Everyone is so happy to see me, especially when I bring my dog; they always have treats on hand."

—Kelly Cass, Mountain View Humane, New River Valley

5 "People here go out of their way to help you. It's been that way every time we've been in the branch."

— Rob and Ravelle Whitener, Smith Mountain Lake

center our business around


1

HomeTown Bank sponsored the first annual Boys & Girls Clubs' Four on the 4th — a 4-mile run on July 4th.

2


Dear Folks at Hometown Bank
Thank you for the shredded $80. Thank you for the Tootsie Rolls. We all like Tootsie Rolls!
Thank you for giving us the piggy bank. We will save our money in the piggy bank. Thank you for the stickers. We love you!
Love
Elijah
3

HomeTown Bank has had 100% employee participation in the United Way Campaign every year since we opened our doors.

United Way of Roanoke Valley


Hometown Bank
Four on the 4th
The Roanoke Times
2


5

The HomeTown Impact.

Part of HomeTown Bank's responsibility as a community bank is to support the community. And we take that very seriously. Deposits that are made at HomeTown Bank are then loaned out to help build businesses, create jobs, and encourage growth in our community. Beyond that, HomeTown Bank supports many community-based organizations.

From volunteer hours and event sponsorships to team walks and car washes, every single HomeTown Bank employee gives back to the community we love.

1 The HomeTown Bank team at CHIP's Tug for Tots helped raise money for child health care initiatives.

3 HomeTown Bank's Teach a Child to Save Program was a huge success and was popular with the kids.

"I like seeing HomeTown's name throughout the and at events and sponsorships, and I really like giving back and are present everywhere."
— Leigh Ann Hamlin, Roanoke





4 HomeTown Bank supported Relay for Life — staying awake for 24 hours to raise money for cancer research.

5 HomeTown Bank sponsored the Roanoke Valley SPCA's Annual Best In Show, with a crowd of more than 1500.

community that they're

Through volunteer hours, sponsorships, and board positions, we truly are invested in the communities we serve.

Adult Care Center of the Roanoke Valley
American Cancer Society
American Heart Association
Arts Council of the Blue Ridge
Boy Scouts of America, Blue Ridge Council
Boys & Girls Club of Southwest Virginia
Cave Spring National Little League
Center in the Square
Child Health Investment Partnership (CHIP)
Christiansburg Lions Club
DePaul Community Resources
Downtown Roanoke Incorporated
Family Service of Roanoke Valley
Franklin County Historical Society
Franklin County Humane Society
Friends of the Blue Ridge Parkway
Friends of the Booker T. Washington National Monument
The Grandin Theatre
Health Focus
The Jefferson Center
Junior Achievement of Southwest Virginia
Junior League of Roanoke Valley
Juvenile Diabetes Research Foundation
Kiwanis Club of Christiansburg
Kiwanis Club of Roanoke
Loudon-Melrose Neighborhood Organization
Mill Mountain Theatre
Montgomery Chamber of Commerce
Montgomery County Christmas Store
Montgomery County Forrestal & Agriculture Advisory Committee
Mountain View Humane Society
National MS Society, Blue Ridge Chapter
New River Valley Habitat for Humanity
New River Valley Home Builders Association
Patrick Henry Athletics
Presbyterian Community Center
Prostate Cancer Foundation
Roanoke Regional Chamber of Commerce
Roanoke Regional Home Builders Association
Roanoke Regional Partnership
Roanoke Regional Small Business Development
Roanoke Rescue Mission
Roanoke Star Soccer Club
Roanoke Symphony Orchestra
Roanoke Valley-Alleghany Regional Commission
Roanoke Valley Asian American Business Owners Association
Roanoke Valley Association of Realtors
Roanoke Valley Chapter American Red Cross
Roanoke Valley Convention & Visitors Bureau
Roanoke Valley SPCA
Rotary Club of Blacksburg
Salem Merchants Association
Salem Red Sox
Salem-Roanoke County Chamber of Commerce
The Salvation Army, Turning Point
Smith Mountain Lake Antique Boat Show
Smith Mountain Lake Association
Smith Mountain Lake Chamber of Commerce
Southwest Virginia Ballet
Susan G. Komen for the Cure
Taubman Museum of Art
United Way of Montgomery, Radford and Floyd
United Way of Roanoke Valley
Virginia Cattlemen's Association
Virginia Museum of Transportation
Voices of the Blue Ridge
Western Virginia Land Trust
Western Virginia Workforce Development
YWCA

The Roanoker

BEST OF 2012

PLATINUM

"The success that we realized in 2011 culminated in being selected again as 'Best Bank in Roanoke' by the *Roanoker Magazine* for 2012." — *Susan Still*

Yount
Hyde &
Barbour

Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
HomeTown Bankshares Corporation
Roanoke, Virginia

We have audited the accompanying consolidated balance sheets of HomeTown Bankshares Corporation and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HomeTown Bankshares Corporation and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 28, 2012

HomeTown Bankshares Corporation
Consolidated Balance Sheets

December 31, 2011 and 2010

In Thousands, Except Share and Per Share Data	**December 31, 2011**	**December 31, 2010**
Assets		
Cash and due from banks	$ 12,529	$ 4,479
Federal funds sold	10,363	20,876
Securities available for sale, at fair value	69,207	51,603
Restricted equity securities, at cost	2,390	2,579
Loans, net of allowance for loan losses of $3,979 in 2011 and $5,228 in 2010	245,100	258,878
Property and equipment, net	9,582	8,772
Other real estate owned, net of valuation allowance	9,562	2,976
Accrued income	1,372	1,222
Prepaid FDIC insurance	473	984
Other assets	597	735
Total assets	$ 361,175	$ 353,104
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing	$ 26,822	$ 17,411
Interest-bearing	280,814	283,082
Total deposits	307,636	300,493
Short term borrowings	449	281
Federal Home Loan Bank borrowings	19,000	21,350
Accrued interest payable	435	766
Other liabilities	567	558
Total liabilities	328,087	323,448
Commitments and contingencies	–	–
Stockholders' equity:		
Preferred stock, $1,000 par value; 10,000 shares of series A and 374 shares of series B authorized, issued and outstanding at December 31, 2011 and 2010	10,374	10,374
Discount on preferred stock	(217)	(287)
Common stock, $5 par value; authorized 10,000,000 shares, issued and outstanding 3,241,547 in 2011 and 2010 (includes 8,207 restricted shares in 2011 and 2010)	16,167	16,167
Surplus	15,458	15,436
Retained deficit	(9,773)	(11,622)
Accumulated other comprehensive income (loss)	1,079	(412)
Total stockholders' equity	33,088	29,656
Total liabilities and stockholders' equity	$ 361,175	$ 353,104

See Notes to Consolidated Financial Statements

HomeTown Bankshares Corporation
Consolidated Statements of Operations

For the years ended December 31, 2011 and 2010

In Thousands, Except Share and Per Share Data	2011	2010
Interest income:		
Loans and fees on loans	$ 14,013	$ 14,362
Taxable investment securities	1,904	1,726
Federal funds sold	28	39
Dividends on restricted stock	63	59
Other interest income	6	–
Total interest income	16,014	16,186
Interest expense:		
Deposits	3,831	4,877
Other borrowed funds	503	561
Total interest expense	4,334	5,438
Net interest income	11,680	10,748
Provision for loan losses	1,222	6,453
Net interest income after provision for loan losses	10,458	4,295
Noninterest income:		
Service charges on deposit accounts	256	294
Mortgage loan brokerage fees	147	175
Rental income	128	134
Gain on sale of investment securities	196	–
Other income	311	244
Total noninterest income	1,038	847
Noninterest expense:		
Salaries and employee benefits	4,753	4,549
Occupancy and equipment expense	1,286	1,286
Advertising and marketing expense	331	376
Professional fees	295	495
Data processing expense	599	445
Bank franchise taxes	204	203
FDIC insurance expense	539	657
Loss (gain) on sale and writedowns of other real estate	333	(77)
Other real estate owned expense	240	43
Other expense	997	1,038
Total noninterest expense	9,577	9,015
Net income (loss) before income taxes	1,919	(3,873)
Income tax expense	–	–
Net income (loss)	$ 1,919	$ (3,873)
Dividends accumulated on preferred stock	534	534
Accretion of discount on preferred stock	70	68
Net income (loss) available to common shareholders	$ 1,315	$ (4,475)
Earnings (loss) per common share, basic and diluted	$ .41	$ (1.38)
Weighted average common shares outstanding, basic and diluted	3,241,547	3,240,220

See Notes to Consolidated Financial Statements

HomeTown Bankshares Corporation
Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2011 and 2010

In Thousands, Except Share Data

	Preferred Stock	Common Stock	Surplus	Retained Deficit	Discount on Preferred Stock	Accum. Other Comprehensive Income (Loss)	Total
Balance, December 31, 2009	$ 10,374	$ 14,697	$ 16,856	$ (7,414)	$ (355)	$ (378)	$ 33,780
Stock split		1,470	(1,470)				–
Preferred stock dividend paid				(267)			(267)
Accretion of discount on preferred stock				(68)	68		–
Net loss				(3,873)			(3,873)
Net change in unrealized gain (loss) on investment securities available for sale						(34)	(34)
Total comprehensive loss							(3,907)
Stock-based compensation			50				50
Balance, December 31, 2010	$ 10,374	$ 16,167	$ 15,436	$ (11,622)	$ (287)	$ (412)	$ 29,656
Accretion of discount on preferred stock				(70)	70		--
Net income				1,919			1,919
Net change in unrealized gain (loss) on investment securities available for sale						1,687	
Reclassification adjustment for gain on sale of available for sale securities						(196)	
Total other comprehensive income						1,491	1,491
Total comprehensive income							3,410
Stock-based compensation			22				22
Balance, December 31, 2011	$ 10,374	$ 16,167	$ 15,458	$ (9,773)	$ (217)	$ 1,079	$ 33,088

See Notes to Consolidated Financial Statements

HomeTown Bankshares Corporation
Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

In Thousands	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ 1,919	$ (3,873)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	538	609
Provision for loan losses	1,222	6,453
Amortization of premium on securities, net	498	329
Loss (gain) on sales and writedowns of other real estate, net	333	(77)
Gain on sale of investment securities	(196)	–
Stock compensation expense	22	50
Changes in assets and liabilities:		
Accrued income	(150)	(123)
Other assets	649	421
Accrued interest payable	(331)	(302)
Other liabilities	9	161
Net cash flows provided by operating activities	4,513	3,648
Cash flows from investing activities:		
Net decrease (increase) in federal funds sold	10,513	(968)
Purchases of investment securities	(44,570)	(32,774)
Sales, maturities, and calls of available for sale securities	28,155	27,160
Redemption (purchase) of restricted equity securities, net	189	(32)
Net decrease (increase) in loans	4,873	(18,089)
Proceeds from sale of other real estate	764	373
Purchases of property and equipment	(1,348)	(1,184)
Net cash flows used in investing activities	(1,424)	(25,514)
Cash flows from financing activities:		
Net increase (decrease) in noninterest-bearing deposits	9,411	(3,114)
Net (decrease) increase in interest-bearing deposits	(2,268)	31,958
Net increase (decrease) in short-term borrowings	168	(433)
Net decrease in long-term FHLB borrowings	(2,350)	(8,850)
Preferred stock dividend payment	–	(267)
Net cash flows provided by financing activities	4,961	19,294
Net increase (decrease) in cash and cash equivalents	8,050	(2,572)
Cash and cash equivalents, beginning	4,479	7,051
Cash and cash equivalents, ending	$ 12,529	$ 4,479
Supplemental disclosure of cash flow information:		
Cash payments for interest	$ 4,665	$ 5,740
Cash payments for income taxes	$ –	$ –
Supplemental disclosure of noncash investing activities:		
Unrealized gain (loss) on securities available for sale	$ 1,491	$ (34)
Transfer from loans to other real estate	$ 7,683	$ 2,565

See Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

On September 4, 2009, HomeTown Bankshares Corporation (the "Company") acquired all outstanding stock of HomeTown Bank (the "Bank") in an exchange for shares of the Company on a one-for-one basis to become a single-bank holding company with the Bank becoming a wholly-owned subsidiary. The Bank was organized and incorporated under the laws of the State of Virginia on November 9, 2004 and commenced operations on November 14, 2005. The Bank currently serves Roanoke City, Virginia, the County of Roanoke, Virginia, the City of Salem, Virginia, Christiansburg, Virginia, and surrounding areas. As a state chartered bank which is a member of the Federal Reserve System, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions, the Federal Deposit Insurance Corporation and the Federal Reserve Board.

Summary of Significant Accounting Policies

The following is a description of the significant accounting and reporting policies the Company follows in preparing and presenting its consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of HomeTown Bankshares Corporation and its wholly-owned subsidiary HomeTown Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, the valuation of deferred tax assets and fair value measurements. Substantially all of the Company's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectability of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate (as applicable) is susceptible to changes in local market conditions.

Stock Split

On May 18, 2010, the Company declared a stock split, whereby each stockholder received one additional share for each ten shares owned. The shares were distributed on July 19, 2010 to stockholders of record at the close of business on June 18, 2010.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and amounts due from correspondent banks. For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks".

Securities

Investments in debt and equity securities with readily determinable fair values are classified as either held to maturity, available for sale, or trading, based on management's intent. Currently, all of the Company's investment securities are classified as available for sale. Available for sale securities are carried at estimated fair value with the corresponding unrealized gains and losses excluded from earnings and reported in other comprehensive income. Gains or losses are recognized in earnings on the trade date using the amortized cost of the specific security sold.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) the Company intends to sell the security or (ii) it is more-likely-than-not that the Company will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not likely that it will be required to sell the security before recovery, the Company must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income. The Company regularly reviews each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, the best estimate of the present value of cash flows expected to be collected from debt securities, the Company's intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery.

Restricted Equity Securities

As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLB), the Company is required to maintain certain minimum investments in the capital stock of the FRB and FHLB. The Company's investment in these securities is recorded at cost, based on the redemption provisions of the FRB and FHLB.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs, allowance for loan losses and deferred fees or costs on originated loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans for all classes is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest for the current year is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms. The loan portfolio is comprised of the following classes.

- Residential real estate construction loans carry risks that the home will not be finished according to schedule, will not be finished according to the budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor may be unable to finish the construction project as planned because of financial pressure unrelated to the project.

- Land acquisition and development loans and commercial construction loans carry risks that the project will not be finished according to schedule, will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Land acquisition and development loans and commercial construction loans also bear the risk that the developer in the case of land acquisition and development loans or the general contractor in the case of commercial construction loans, may be unable to finish the development or construction project as planned because of financial pressure unrelated to the project.

Note 1. Organization and Summary of Significant Accounting Policies, continued

- Residential real estate loans carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.
- Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because the repayment of these loans may be dependent upon the profitability and cash flows of the business or project.
- Commercial, industrial and agricultural loans carry risks associated with the successful operation of a business. In addition, there is risk associated with the value of the collateral which may depreciate over time and cannot be appraised with as much precision.
- Equity lines of credit carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.
- Consumer loans carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral (e.g., rapidly-depreciating assets such as automobiles), or lack thereof. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

TDRs (Troubled Debt Restructurings) occur when the Company agrees to significantly modify the original terms of a loan due to the deterioration in the financial condition of the borrower. TDRs are considered impaired loans. Upon designation as a TDR, the Company evaluates the borrower's payment history, past due status and ability to make payments based on the revised terms of the loan. If a loan was accruing prior to being modified as a TDR and if the Company concludes that the borrower is able to make such payments, and there are no other factors or circumstances that would cause it to conclude otherwise, the loan will remain on an accruing status. If a loan was on nonaccrual status at the time of the TDR, the loan will remain on nonaccrual status following the modification and may be returned to accrual status based on a record of making payments as scheduled for a period of six consecutive months. As of December 31, 2011 and 2010, the Company had $8.4 nd $1.9 million of loans classified as TDRs, respectively.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Consumer loans are charged off when they become 120 days past due. Non-consumer loans are charged off when the loan becomes 180 days past due unless the loan is well secured and in the process of collection. Borrowers that are in bankruptcy are charged off unless the debt has been reaffirmed and is well secured and recovery is probable. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan

Note 1. Organization and Summary of Significant Accounting Policies, continued

portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, and is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. For collateral dependent loans, an updated appraisal will be ordered if a current one is not on file. Appraisals are performed by independent third-party appraisers with relevant industry experience. Adjustments to the appraised value may be made based on recent sales of like properties or general market conditions when appropriate. The general component covers non-classified, or performing, loans and those loans classified as doubtful, substandard or special mention that are not impaired. The general component is based on historical loss experience adjusted for qualitative factors, such as current economic conditions, including current home sales and foreclosures, unemployment rates and retail sales. The characteristics of the loan ratings are as follows:

- Pass rated loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

- Special mention loans have a specific defined weakness in the borrower's operations and the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may be characterized by late payments. The Company's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

- Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Company's credit extension. The payment history for the loan may have been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Company. There is a distinct possibility that the Company will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet our definition of impaired unless the loan is significantly past due and the borrower's performance and financial condition provide evidence that it is probable that the Company will be unable to collect all amounts due.

- Substandard nonaccrual loans have the same characteristics as substandard loans; however, they have a non-accrual classification and are considered impaired.

- Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high.

- Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

Loan Fees and Costs

Loan origination and commitment fees and certain direct loan origination costs charged by the Bank are deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is amortizing these net amounts over the contractual life of the related loans or, in the case of demand loans, over the estimated life. Net fees related to standby letters of credit are recognized over the commitment period.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Property and Equipment

Land is carried at cost. Buildings, equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis. Estimated useful lives range from ten to forty years for buildings and from three to ten years for equipment, furniture, and fixtures. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods on a straight-line basis. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

Foreclosed Properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The valuation allowance for properties at December 31, 2011 was $331 thousand compare to $69 thousand at December 31, 2010.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity, or the ability to unilaterally cause the transferee to return specific assets.

Advertising Expense

The Bank expenses advertising costs as they are incurred. For the years ended December 31, 2011 and 2010, advertising expense was $331 thousand and $376 thousand, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations. There are no unrecognized tax benefits as of December 31, 2011.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Earnings (Loss) per Common Share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends. Diluted earnings per common share is similar to the computation of basic earnings per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Comprehensive Income (Loss)

Comprehensive income (loss) reflects the change in the Company's equity during the year arising from transactions and events other than investment by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense. These changes for the Company relate solely to unrealized gains and losses on securities available for sale.

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distress sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation techniques or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Financial Instruments

Credit related financial instruments: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under lines of credit arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Stock-Based Compensation Plan

The 2005 Stock Option Plan was approved by shareholders on April 20, 2006, which authorized 550,000 shares of common stock to be used in the granting of incentive options to employees and directors. This is the first stock incentive plan adopted by the Company. Under the plan, the option price cannot be less than the fair market value of the stock on the date granted. An option's maximum term is ten years from the date of grant. Options granted under the plan may be subject to a vesting schedule.

Note 1. Organization and Summary of Significant Accounting Policies, continued

The Company accounts for the stock option plan in accordance with applicable accounting guidance. Under the fair value recognition provisions of this guidance, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current year presentation.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." The new disclosure guidance significantly expands the existing requirements and will lead to greater transparency into a company's exposure to credit losses from lending arrangements. The extensive new disclosures of information as of the end of a reporting period became effective for both interim and annual reporting periods ending on or after December 15, 2010. Specific disclosures regarding activity that occurred before the issuance of the ASU, such as the allowance roll forward and modification disclosures, will be required for periods beginning on or after December 15, 2010. The Company has included the required disclosures in its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, "Intangible – Goodwill and Other (Topic 350) – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, "Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations." The guidance requires pro forma disclosure for business combinations that occurred in the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma information should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

The Securities Exchange Commission (SEC) issued Final Rule No. 33-9002, "Interactive Data to Improve Financial Reporting." The rule requires companies to submit financial statements in extensible business reporting language (XBRL) format with their SEC filings on a phased-in schedule. Large accelerated filers and foreign large

Note 1. Organization and Summary of Significant Accounting Policies, continued

accelerated filers using U.S. GAAP were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2010. All remaining filers are required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2011.

In March 2011, the SEC issued Staff Accounting Bulletin (SAB) 114. This SAB revises or rescinds portions of the interpretive guidance included in the codification of the Staff Accounting Bulletin Series. This update is intended to make the relevant interpretive guidance consistent with current authoritative accounting guidance issued as a part of the FASB's Codification. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of referencing through the SAB Series. The effective date for SAB 114 is March 28, 2011. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2011, the FASB issued ASU 2011-01, "Receivables (Topic 310) – Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings." The amendments in this ASU temporarily delayed the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay was intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring was effective for interim and annual periods ending after June 15, 2011. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU 2011-02, "Receivables (Topic 310) – A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." The amendments in this ASU clarify the guidance on a creditor's evaluation of whether it has granted a concession to a debtor. They also clarify the guidance on a creditor's evaluation of whether a debtor is experiencing financial difficulty. The amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011. Early adoption is permitted. Retrospective application to the beginning of the annual period of adoption for modifications occurring on or after the beginning of the annual adoption period is required. As a result of applying these amendments, an entity may identify receivables that are newly considered to be impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. The Company has adopted ASU 2011-02 and included the required disclosures in its consolidated financial statements.

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements." The amendments in this ASU remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this ASU are effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. The ASU is largely consistent with existing fair value measurement principles in U.S. GAAP (Topic 820), with many of the amendments made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. The amendments are effective for interim and annual periods beginning after December 15, 2011 with prospective application. Early application is not permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

Note 1. Organization and Summary of Significant Accounting Policies, continued

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement of comprehensive income should include the components of net income, a total for net income, the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present all the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The amendments do not change the items that must be reported in other comprehensive income, the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, or the calculation or reporting of earnings per share. The amendments in this ASU should be applied retrospectively. The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted because compliance with the amendments is already permitted. The amendments do not require transition disclosures. The Company is currently assessing the impact that ASU 2011-05 will have on its consolidated financial statements.

In August 2011, the SEC issued Final Rule No. 33-9250, "Technical Amendments to Commission Rules and Forms related to the FASB's Accounting Standards Codification." The SEC has adopted technical amendments to various rules and forms under the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940. These revisions were necessary to conform those rules and forms to the FASB Accounting Standards Codification. The technical amendments include revision of certain rules in Regulation S-X, certain items in Regulation S-K, and various rules and forms prescribed under the Securities Act, Exchange Act and Investment Company Act. The Release was effective as of August 12, 2011. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, "Intangible – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment." The amendments in this ASU permit an entity to first assess qualitative factors related to goodwill to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under the amendments in this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. The Company is currently assessing the impact that ASU 2011-08 will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities." This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet, and instruments and transactions subject to an agreement similar to a master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently assessing the impact that ASU 2011-11 will have on its consolidated financial statements.

Note 1. Organization and Summary of Significant Accounting Policies, continued

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities should begin applying these requirements for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company is currently assessing the impact that ASU 2011-12 will have on its consolidated financial statements.

Note 2. Investment Securities

The amortized cost and fair value of securities available for sale are as follows:

(Dollars In Thousands)	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agency securities	$ 33,558	$ 480	$ (16)	$ 34,022
Mortgage-backed securities	26,673	495	(19)	27,149
Municipal securities	7,897	235	(96)	8,036
	$ 68,128	$ 1,210	$ (131)	$ 69,207

(Dollars In Thousands)	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agency securities	$ 23,632	$ 210	$ (497)	$ 23,345
Mortgage-backed securities	26,343	52	(75)	26,320
Municipal securities	2,040	–	(102)	1,938
	$ 52,015	$ 262	$ (674)	$ 51,603

At December 31, 2011, the Company does not consider any bond in an unrealized loss position to be other than temporarily impaired.

U.S. Government and federal agency securities. The unrealized losses on ten of the Company's investments in obligations of the U.S. government were caused by increases in market interest rates over the yields available at the time the securities were purchased. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

Note 2. Investment Securities, continued

Mortgage-backed securities. The unrealized losses in four of the Company's investments in government-sponsored entity mortgage-backed securities were caused by increases in market interest rates over the yields available at the time the securities were purchased. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

Municipal securities. The unrealized losses on the Company's eleven investments in obligations of municipal securities were caused by increases in market interest rates over the yields available at the time the securities were purchased. All municipal securities are investment grade. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

The following tables demonstrate the unrealized loss position of securities available for sale at December 31, 2011 and 2010.

(Dollars In Thousands)	December 31, 2011					
	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Government agency securities	$ 6,201	$ (16)	$ –	$ –	$ 6,201	$ (16)
Mortgage-backed securities	2,957	(14)	725	(5)	3,682	(19)
Municipal securities	3,371	(96)	–	–	3,371	(96)
	$ 12,529	$ (126)	$ 725	$ (5)	$ 13,254	$ (131)

(Dollars In Thousands)	December 31, 2010					
	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Government agency securities	$ 14,833	$ (497)	$ –	$ –	$ 14,833	$ (497)
Mortgage-backed securities	16,086	(75)	–	–	16,086	(75)
Municipal securities	1,686	(102)	–	–	1,686	(102)
	$ 32,605	$ (674)	$ –	$ –	$ 32,605	$ (674)

The amortized cost and estimated fair value of securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to prepay obligations with or without call or prepayment penalties.

(Dollars In Thousands)	Amortized Cost	Estimated Fair Value
Less than one year	$ –	$ –
Over one through five years	1,269	1,287
Over five through ten years	9,567	9,695
Greater than 10 years	57,292	58,225
	$ 68,128	$ 69,207

Note 2. Investment Securities, continued

Proceeds from the sales, maturities and calls of securities available for sale in 2011 and 2010 were $28.2 million and $27.2 million, respectively. The Company realized $196 thousand in gains on sales of its available for sale securities in 2011. The company had no sales of securities in 2010. Total pledged securities had a fair market value of $13.0 million at December 31, 2011. Securities having a fair market value of $5.3 million were pledged to secure public deposits, while securities pledged to secure Federal Home Loan Bank borrowings totaled $6.2 million. $1.4 million in securities were pledged for other purposes at December 31, 2011.

The primary purpose of the investment portfolio is to generate income, diversify earning assets, and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio is made up primarily of fixed rate bonds, whose prices move inversely with rates. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes, and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business or entity behind the instrument. The primary cause of unrealized losses is the increase in market interest rates over the yields available at the time the securities were purchased.

Note 3. Loans Receivable

The major classifications of loans in the consolidated balance sheets at December 31, 2011 and 2010 were as follows:

(Dollars In Thousands)	December 31,	
	2011	2010
Construction:		
Residential	$ 3,695	$ 7,608
Land acquisition, development & commercial	23,911	28,981
Real Estate:		
Residential	58,070	55,381
Commercial	102,312	109,674
Commercial, industrial & agricultural	36,297	39,204
Equity lines	19,018	20,121
Consumer	5,776	3,137
	$ 249,079	$ 264,106
Less allowance for loan losses	(3,979)	(5,228)
Loans, net	$ 245,100	$ 258,878

Note 3. Loans Receivable, continued

The past due and nonaccrual status of loans as of December 31, 2011 was as follows:

(Dollars In Thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	Nonaccrual Loans
Construction:							
Residential	$ –	$ –	$ –	$ –	$ 3,695	$ 3,695	$ –
Land acquisition, development & commercial	–	464	632	1,096	22,815	23,911	632
Real Estate:							
Residential	–	535	179	714	57,356	58,070	714
Commercial	–	–	–	–	102,312	102,312	–
Commercial, industrial & agricultural	55	–	43	98	36,199	36,297	43
Equity lines	–	–	643	643	18,375	19,018	643
Consumer	–	–	–	–	5,776	5,776	–
Total	$ 55	$ 999	$ 1,497	$ 2,551	$ 246,528	$ 249,079	$ 2,032

The past due and nonaccrual status of loans as of December 31, 2010 was as follows:

(Dollars In Thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	Nonaccrual Loans
Construction:							
Residential	$ –	$ –	$ 224	$ 224	$ 7,384	$ 7,608	$ 224
Land acquisition, development & commercial	960	429	2,166	3,555	25,426	28,981	2,166
Real Estate:							
Residential	261	5,016	875	6,152	49,229	55,381	875
Commercial	–	–	–	–	109,674	109,674	–
Commercial, industrial & agricultural	–	–	419	419	38,785	39,204	419
Equity lines	202	132	–	334	19,787	20,121	–
Consumer	2	–	–	2	3,135	3,137	–
Total	$ 1,425	$ 5,577	$ 3,684	$ 10,686	$ 253,420	$ 264,106	$ 3,684

There were no loans past due ninety days or more and still accruing interest at December 31, 2011 or December 31, 2010.

Note 3. Loans Receivable, continued

Impaired loans, which include TDRs of $8.4 million and the related allowance at December 31, 2011 were as follows:

December 31, 2011 **With no related allowance:** *(Dollars In Thousands)*	Recorded Investment in Loans	Unpaid Principal Balance	Related Allowance	Average Balance Total Loans	Interest Income Recognized
Construction:					
Residential	$ –	$ –	$ –	$ 917	$ –
Land acquisition, development & commercial	2,174	3,300	–	2,815	100
Real Estate:					
Residential	714	714	–	1,868	27
Commercial	8,508	8,508	–	7,201	383
Commercial, industrial & agricultural	–	–	–	218	–
Equity lines	439	439	–	175	5
Consumer	–	–	–	–	–
Total loans with no allowance	$ 11,835	$ 12,961	$ –	$ 13,194	$ 515

December 31, 2011 **With an allowance recorded:** *(Dollars In Thousands)*	Recorded Investment in Loans	Unpaid Principal Balance	Related Allowance	Average Balance Total Loans	Interest Income Recognized
Construction:					
Residential	$ –	$ –	$ –	$ 288	$ –
Land acquisition, development & commercial	801	801	249	3,024	38
Real Estate:					
Residential	–	–	–	137	–
Commercial	3,080	3,080	292	2,386	183
Commercial, industrial & agricultural	–	–	–	–	–
Equity lines	203	203	88	108	5
Consumer	–	–	–	–	–
Total loans with an allowance	$ 4,084	$ 4,084	$ 629	$ 5,943	$ 226

Note 3. Loans Receivable, continued

Impaired loans, which include TDRs of $1.9 million and the related allowance at December 31, 2010 were as follows:

December 31, 2010 **With no related allowance:** *(Dollars In Thousands)*	Recorded Investment in Loans	Unpaid Principal Balance	Related Allowance	Average Balance Total Loans	Interest Income Recognized
Construction:					
Residential	$ 2,007	$ 2,007	$ –	$ 1,250	$ 36
Land acquisition, development & commercial	4,888	5,569	–	4,292	177
Real Estate:					
Residential	6,527	6,527	–	6,220	190
Commercial	7,730	7,730	–	4,732	261
Commercial, industrial & agricultural	428	428	–	960	17
Equity lines	–	–	–	49	–
Consumer	–	–	–	–	–
Total loans with no allowance	$ 21,580	$ 22,261	$ –	$ 17,503	$ 681

December 31, 2010 **With an allowance recorded:** *(Dollars In Thousands)*	Recorded Investment in Loans	Unpaid Principal Balance	Related Allowance	Average Balance Total Loans	Interest Income Recognized
Construction:					
Residential	$ –	$ –	$ –	$ –	$ –
Land acquisition, development & commercial	3,005	3,660	1,065	3,057	62
Real Estate:					
Residential	683	683	175	683	2
Commercial	1,572	1,572	282	1,590	12
Commercial, industrial & agricultural	–	–	–	–	–
Equity lines	–	–	–	–	–
Consumer	–	–	–	–	–
Total loans with an allowance	$ 5,260	$ 5,915	$ 1,522	$ 5,330	$ 76

Note 3. Loans Receivable, continued

Troubled Debt Restructurings

Included in certain loan categories in the impaired loans table above are troubled debt restructurings (TDRs) that were classified as impaired. TDRs at December 31, 2011 are comprised of 3 loans totaling $8.4 million, all of which are performing in accordance with their restructured terms and are not on nonaccrual status. This compares with $1.9 million in total restructured loans at December 31, 2010. The amount of the valuation allowance related to total TDRs was $277 as of December 31, 2011 and none as of December 31, 2010.

The $8.4 million in TDRs which were performing as agreed under restructured terms as of December 31, 2011 is represented by three commercial real estate loans. The Company considers all loans classified as TDRs to be impaired as of December 31, 2011.

As a result of adopting the amendments in ASU 2011-02, "Receivables (Topic 310) – A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring," The Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered TDRs under the amended guidance using review procedures in effect at that time.

The following table presents by classification of loan, information related to loans modified in a TDR during 2011:

	Loans modified as TDRs For the year ended December 31, 2011		
(Dollars In Thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Construction loans:			
Residential	-	$ -	$ -
Land acquisition, development & commercial	-	-	-
Real estate loans:	-	-	-
Residential	-	-	-
Commercial	2	6,671	6,421
Commercial, industrial, agricultural	-	-	-
Equity lines	-	-	-
Consumer	-	-	-
Total Loans	2	$ 6,671	$ 6,421

During 2011, the Company modified 2 loans that were considered to be TDRs. We accepted a permanent reduction in the recorded investment on one loan and extended the interest only payment term of another loan. One loan was modified as a TDR in 2010, extending the term of the interest only payment period. At December 31, 2011, there were no defaults of loans that have been restructured in the last twelve months.

Note 3. Loans Receivable, continued

Management considers troubled debt restructurings and subsequent defaults in restructured loans in the determination of the adequacy of the Company's allowance for loan losses. When identified as a TDR, a loan is evaluated for potential loss based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the estimated fair value of the collateral, less any selling costs if the loan is collateral dependent. Loans identified as TDRs frequently are on non-accrual status at the time of the restructuring and, in some cases, partial charge-offs may have already been taken against the loan and a specific allowance may have already been established for the loan. As a result of any modification as a TDR, the specific reserve associated with the loan may be increased. Additionally, loans modified in a TDR are closely monitored for delinquency as an early indicator of possible future defaults. If loans modified in a TDR subsequently default, the Company evaluates the loan for possible further impairment. As a result, any specific allowance may be increased, adjustments may be made in the allocation of the total allowance balance, or partial charge-offs may be taken to further write-down the carrying value of the loan. Management exercises significant judgment in developing estimates for potential losses associated with TDRs.

Note 4. Allowance for Loan Losses

The following table presents, as of December 31, 2011, the total loans and loans by impairment methodology (individually evaluated for impairment or collectively evaluated for impairment) and the total allowance for loan losses, the allowance by impairment methodology (individually evaluated for impairment or collectively evaluated for impairment). *Dollars in thousands.*

Note 4. Allowance for Loan Losses, continued

	Construction		Real Estate					
	Residential	Land acquisition, development & commercial	Residential	Commercial	Commercial, industrial & agricultural	Equity lines	Consumer	Total
Allowance for Loan Losses:								
Beginning Balance	$ 121	$ 1,802	$ 785	$ 1,556	$ 702	$ 222	$ 40	$ 5,228
Charge-offs	(150)	(1,500)	(170)	(356)	(139)	(158)	(1)	(2,474)
Recoveries	–	–	–	–	–	–	3	3
Provisions	119	651	(77)	114	65	249	101	1,222
Ending balance	$ 90	$ 953	$ 538	$ 1,314	$ 628	$ 313	$ 143	$ 3,979
Ending balance: Individually evaluated for impairment	$ –	$ 249	$ –	$ 292	$ –	$ 88	$ –	$ 629
Ending balance: Collectively evaluated for impairment	$ 90	$ 704	$ 538	$ 1,022	$ 628	$ 225	$ 143	$ 3,350
Loans:								
Ending balance	$ 3,695	$ 23,911	$ 58,070	$ 102,312	$ 36,297	$ 19,018	$ 5,776	$ 249,079
Ending balance: Individually evaluated for impairment	$ –	$ 2,975	$ 714	$ 11,588	$ –	$ 642	$ –	$ 15,919
Ending balance: Collectively evaluated for impairment	$ 3,695	$ 20,936	$ 57,356	$ 90,724	$ 36,297	$ 18,376	$ 5,776	$ 233,160

Note 4. Allowance for Loan Losses, continued

The following table presents, as of December 31, 2010, the total loans and loans by impairment methodology (individually evaluated for impairment or collectively evaluated for impairment) and the total allowance for loan losses, the allowance by impairment methodology (individually evaluated for impairment or collectively evaluated for impairment). *Dollars in thousands.*

	Construction		Real Estate					
	Residential	Land acquisition, development & commercial	Residential	Commercial	Commercial, industrial & agricultural	Equity lines	Consumer	Total
Loans:								
Ending balance	$ 7,608	$ 28,981	$ 55,381	$ 109,674	$ 39,204	$ 20,121	$ 3,137	$ 264,106
Ending balance: Individually evaluated for impairment	$ 2,007	$ 7,893	$ 7,210	$ 9,302	$ 428	$ –	$ –	$ 26,840
Ending balance: Collectively evaluated for impairment	$ 5,601	$ 21,088	$ 48,171	$ 100,372	$ 38,776	$ 20,121	$ 3,137	$ 237,266
Allowance for loan losses:								
Ending balance	$ 121	$ 1,802	$ 785	$ 1,556	$ 702	$ 222	$ 40	$ 5,228
Ending balance: Individually evaluated for impairment	$ –	$ 1,065	$ 175	$ 282	$ –	$ –	$ –	$ 1,522
Ending balance: Collectively evaluated for impairment	$ 121	$ 737	$ 610	$ 1,274	$ 702	$ 222	$ 40	$ 3,706

Note 4. Allowance for Loan Losses, continued

Loans by credit quality indicators as of December 31, 2011 were as follows:

(Dollars In Thousands)	Pass	Special Mention	Substandard	Substandard Nonaccrual	Doubtful Nonaccrual	Total
Construction:						
Residential	$ 3,695	$ –	$ –	$ –	$ –	$ 3,695
Land acquisition, development & commercial	21,039	–	2,240	433	199	23,911
Real Estate:						
Residential	56,767	589	–	714	–	58,070
Commercial	90,421	2,721	9,170	–	–	102,312
Commercial, industrial & agricultural	35,136	178	940	43	–	36,297
Equity lines	18,375	–	–	643	–	19,018
Consumer	5,776	–	–	–	–	5,776
Total	$ 231,209	$ 3,488	$ 12,350	$ 1,833	$ 199	$ 249,079

At December 31, 2011, the Company does not have any loans classified as Loss.

Loans by credit quality indicators as of December 31, 2010 were as follows:

(Dollars In Thousands)	Pass	Special Mention	Substandard	Substandard Nonaccrual	Total
Construction:					
Residential	$ 5,250	$ 350	$ 1,784	$ 224	$ 7,608
Land acquisition, development & commercial	18,564	2,524	5,727	2,166	28,981
Real Estate:					
Residential	47,782	223	6,501	875	55,381
Commercial	94,965	5,152	9,557	–	109,674
Commercial, industrial & agricultural	37,239	35	1,511	419	39,204
Equity lines	20,121	–	–	–	20,121
Consumer	3,059	–	78	–	3,137
Total	$ 226,980	$ 8,284	$ 25,158	$ 3,684	$ 264,106

At December 31, 2010, the Company does not have any loans classified as Doubtful or Loss.

Note 5. Valuation Allowance on Foreclosed Properties

Changes in the valuation allowance on foreclosed properties were as follows:

(Dollars In Thousands)	December 31, 2011	December 31, 2010
Balance at the beginning of the year	$ 69	$ –
Valuation allowance	262	69
Recoveries	–	–
Charge-offs	–	–
Balance at the end of the year	$ 331	$ 69

Note 6. Property and Equipment

The major components of property and equipment at December 31, 2011 and 2010 were as follows:

(Dollars In Thousands)	2011	2010
Land	$ 3,957	$ 2,749
Buildings and improvements	3,694	3,694
Leasehold improvements	2,388	2,377
Furniture and equipment	1,985	1,901
Software	348	311
Construction in process	69	60
Property and equipment, total	12,441	11,092
Less accumulated depreciation and amortization	2,859	2,320
Property and equipment, net	$ 9,582	$ 8,772

Depreciation and amortization expense was $538 thousand and $609 thousand for the years ended December 31, 2011 and 2010, respectively.

Leases

The Company currently leases its main office under a non-cancelable lease agreement. The lease expires December 15, 2015 and provides an option to extend the lease for two additional five-year periods. Terms of the agreement provide for an annual rental increase based on a published inflation index, not to exceed three percent over the rent for the immediately preceding lease year. Minimum annual payments until expiration at December 15, 2015 are $161 thousand. The Company currently leases a branch location under a non-cancelable lease agreement. Terms of the agreement provide for an annual rental increase based on a published inflation index, not to exceed three percent over the rent for the immediately preceding lease year. The lease expires on July 31, 2016 and provides an option to extend the lease for two additional five-year periods. Minimum annual payments until expiration at July 31, 2016 are $99 thousand. The Company currently leases another branch location along with additional office space under noncancelable lease agreements. Terms of the agreements provide for a rental increase of ten percent upon renewal of the leases. The leases expire on April 30, 2013 and provide an option to extend the leases for one additional five-year period. Minimum annual payments until expiration at April 30, 2013 are $32 thousand.

Note 6. Property and Equipment, continued

The current minimum annual lease payments under non-cancelable leases in effect at December 31, 2011 were as follows:

(Dollars In Thousands)	2011
2012	$ 291
2013	270
2014	260
2015	260
2016	58
Thereafter	1,096
Total	$ 2,235

Rent expense for the years ended December 31, 2011 and 2010 was $333 thousand and $330 thousand, respectively.

Note 7. Deposits

The aggregate amount of time deposits in denominations of one hundred thousand dollars or more at December 31, 2011 and 2010 was $51.7 million and $74.6 million, respectively. At December 31, 2011, the scheduled maturities of time deposits are as follows:

(Dollars In Thousands)	2011
2012	$ 87,680
2013	27,819
2014	5,691
2015	1,788
2016	4,294
Total	$ 127,272

The Company obtains certain deposits through the efforts of third-party deposit brokers. At December 31, 2011 and 2010, brokered deposits totaled $23.5 million and $37.8 million, respectively, and were included in interest-bearing deposits on the consolidated balance sheets.

Note 8. Short Term Borrowings

Short term borrowings consist of the following at December 31, 2011 and 2010:

(Dollars In Thousands)	2011	2010
Securities sold under agreements to repurchase	$ 449	$ 281
Weighted average interest rate	0.89%	0.89%

Short term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the day sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions. At December 31, 2011, the Bank had established $19 million in federal funds lines of credit with no balance outstanding.

Note 9. Federal Home Loan Bank Borrowings

The Company has outstanding long-term debt with the Federal Home Loan Bank of Atlanta in the amount of $19.0 million and $21.4 million as of December 31, 2011 and 2010, respectively. The long-term debt at December 31, 2011 is comprised of one convertible advance in the amount of $4 million, one fixed rate advance in the amount of $12 million, and one fixed rate advance in the amount of $3 million. The Federal Home Loan Bank of Atlanta has the option to convert the convertible advances on the conversion dates below, and on any quarterly interest payment date thereafter, with at least two business days notice. If called, the advance will be converted into a 3-month London Interbank Offered Rate (LIBOR) based adjustable rate credit.

At December 31, 2011 and 2010, borrowings from the Federal Home Loan Bank of Atlanta were as follows:

(Dollars In Thousands)

Advance Date	Maturity Date	Conversion Date	Current Rate	2011	2010
May 18, 2007	May 18, 2012	February 18, 2011	4.49%	$ –	$ 3,000
September 7, 2007	September 7, 2017	March 7, 2011	3.69%	4,000	4,000
May 17, 2009	May 17, 2011		0.47%	–	2,350
October 19, 2009	October 19, 2012		1.97%	12,000	12,000
July 27, 2011	July 28, 2014		2.19%	3,000	–
				$ 19,000	$ 21,350

The Company had collateral pledged on these borrowings at December 31, 2011 including real estate loans totaling $39.7 million, investment securities totaling $6.2 million, and Federal Home Loan Bank stock with a book value of $1.5 million.

Note 10. Fair Value Measurements

The Company uses a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 - Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 - Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

Note 10. Fair Value Measurements, continued

Derivative assets: Derivative assets are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar assets by using pricing models that consider observable market data (Level 2).

Derivative liabilities: Derivative liabilities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar liabilities by using pricing models that consider observable market data (Level 2).

The following tables presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

(Dollars In Thousands)

		Carrying value at December 31, 2011		
Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
U.S. Government agency securities	$ 34,022		$ 34,022	
Mortgage-backed securities	27,149		27,149	
Municipal securities	8,036		8,036	
Derivative assets	170		170	
Liabilities:				
Derivative liabilities	$ 170		$ 170	

(Dollars In Thousands)

		Carrying value at December 31, 2010		
Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
U.S. Government agency securities	$ 23,345		$ 23,345	
Mortgage-backed securities	26,320		26,320	
Municipal securities	1,938		1,938	
Derivative assets	301		301	
Liabilities:				
Derivative liabilities	$ 301		$ 301	

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the consolidated financial statements:

Note 10. Fair Value Measurements, continued

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business's financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Operations.

Other Real Estate Owned (OREO): Foreclosed assets are adjusted to fair value upon transfer of the loans to OREO. Subsequently, OREO is carried at the lower of carrying value or fair market value less selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the OREO as nonrecurring Level 2. When the appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the OREO as nonrecurring Level 3.

The following table summarizes the Company's assets that were measured at fair value on a nonrecurring basis during the period.

(Dollars In Thousands)

Description	Balance as of December 31, 2011	Carrying value at December 31, 2011: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired Loans, net of valuation allowance	$ 3,455		$ 2,387	$ 1,068
Other real estate owned	$ 9,562		$ 9,562	

(Dollars In Thousands)

Description	Balance as of December 31, 2010	Carrying value at December 31, 2010: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired Loans, net of valuation allowance	$ 3,738		$ 2,319	$ 1,419
Other real estate owned	$ 2,976		$ 2,976	

Note 10. Fair Value Measurements, continued

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks: The carrying amounts reported in the balance sheet for cash on hand and amounts due from correspondent banks approximate their fair values. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated contractual maturities on such time deposits.

Federal funds sold: Federal funds sold consist of overnight loans to other financial institutions and mature within one to three days. At December 31, 2011 and 2010, management believes the carrying value of federal funds sold approximates estimated market value.

Available-for-sale securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated contractual maturities on such time deposits.

Short term borrowings: Short term borrowings consist of overnight borrowings and mature within one to three days. At December 31, 2011 and 2010, management believes the carrying value of securities sold under agreements to repurchase approximates estimated market value.

FHLB borrowings: The fair values for long term borrowings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long term borrowings to the contractual maturities on such long term borrowings.

Accrued interest: The carrying amount of accrued interest receivable and payable approximates fair value.

Off-balance sheet financial instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements. At December 31, 2011 and 2010, the fair value of loan commitments and standby letters of credit were deemed to be immaterial.

Note 10. Fair Value Measurements, continued

The carrying amounts and approximate fair values of the Bank's financial instruments are as follows at December 31, 2011 and 2010.

(Dollars In Thousands)	2011		2010	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$ 12,529	$ 12,592	$ 4,479	$ 4,479
Federal funds sold	10,363	10,363	20,876	20,876
Securities available-for-sale	69,207	69,207	51,603	51,603
Loans, net	245,100	246,601	258,878	256,127
Accrued income	1,372	1,372	1,222	1,222
Derivative assets	170	170	301	301
Financial liabilities				
Total deposits	307,636	308,105	300,493	301,233
Short term borrowings	449	449	281	281
FHLB borrowings	19,000	19,760	21,350	22,246
Accrued interest payable	435	435	766	766
Derivative liabilities	170	170	301	301

Note 11. Earnings (Loss) per Common Share

The following table details the computation of basic and diluted (loss) earnings per common share for the years ended December 31, 2011 and 2010.

In Thousands, Except Share and Per Share Data	2011	2010
Net income (loss) available to common shareholders	$ 1,315	$ (4,475)
Weighted average common shares outstanding	3,241,547	3,240,220
Weighted average common shares outstanding, diluted	3,241,547	3,240,220
Basic and diluted earnings (loss) per common share	$ .41	$ (1.38)

At December 31, 2011 and 2010, stock options to purchase 463,100 and 492,360 shares, respectively, were outstanding. These options were not included in the calculation of diluted weighted average shares as their impact would be antidilutive.

Note 12. Stock-Based Compensation

The Company has a 2005 Stock Option Plan (the Plan) pursuant to which the Board of Directors may grant stock options to directors, officers and employees. Under the fair value recognition provisions of relevant accounting guidance, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The fair value of the stock based payment awards is affected by the price of our stock and a number of financial assumptions and variables. These variables include the risk free interest rate, expected dividend rate, expected stock price volatility and the expected life of the options. No options were granted in the years ended December 31, 2011 or 2010.

Note 12. Stock Based Compensation, continued

A summary of option activity under the 2005 stock option plan during the year ended December 31, 2011 is as follows:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value[(1)]	Weighted Average Contractual Term
Balance at December 31, 2010	492,360	$ 10.21		
Granted	–	--		
Exercised	–	–		
Forfeited	(29,260)	10.00		
Balance at December 31, 2011	463,100	$ 10.22	$ –	4.49 years
Exercisable at December 31, 2011	461,285	$ 10.22	$ –	4.46 years

(1) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2011.

The Company recorded stock based compensation expense of $22 thousand and $50 thousand for the years ended December 31, 2011 and 2010, respectively. At December 31, 2011, the total compensation cost related to nonvested options was $1 thousand. This expense will be recognized in the first quarter of 2012.

In 2009, the Board of Directors authorized 132,000 shares of common stock for issuance under the Restricted Stock Plan. The plan provides for restricted stock awards to key employees. Restricted shares awarded to employees generally vest over a five year period and compensation expense is charged to income ratably over the vesting period and was $11 thousand in 2011 and $8 thousand in 2010. Compensation is accounted for using the fair market value of the Company's common stock on the date the restricted shares are awarded. The weighted-average grant date fair value of restricted stock granted in 2010 was $7.16; there were no restricted stock grants in 2011.

As of December 31, 2011, there was $35 thousand of total unrecognized compensation cost related to restricted stock granted under the Plan. The cost is expected to be recognized through 2014. A summary of the activity for restricted stock awards for the periods indicated is presented below:

	2011		2010	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of year	8,207	$ 7.16	–	–
Granted	–	–	8,207	$ 7.16
Vested	1,641	7.16	–	–
Cancelled	–	–	–	–
Nonvested at end of year	6,566	$ 7.16	8,207	$ 7.16

Note 13. Stock Employee Benefit Plans Defined Contribution Plan

The Company adopted a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. The Company makes non-discretionary matching contributions of 100% of the employee's deferral up to 3% of compensation and matches 50% of the employee's next 3% deferral. In addition, the Company may make additional contributions at the discretion of the Board of Directors. The Company's matching contributions were $146 thousand and $133 thousand for the years ended December 31, 2011 and 2010, respectively.

Note 14. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2007. The Company has operating loss carryforwards of $6.2 million for federal income tax purposes that may be used to offset future taxable income. If not previously utilized, the federal loss carryforward will begin to expire in 2025.

The current and deferred components of income tax expense for the periods ended December 31, 2011 and 2010 are as follows:

(Dollars In Thousands)	2011	2010
Current tax expense	$ –	$ –
Deferred tax expense (benefit)	661	(1,276)
Deferred tax asset valuation allowance change	(661)	1,276
	$ –	$ –

Note 14. Income Taxes, continued

Deferred Income Tax Analysis

The significant components of net deferred tax assets at December 31, 2011 and 2010 are summarized as follows:

(Dollars In Thousands)	2011	2010
Deferred tax assets		
Net operating losses	$ 2,117	$ 2,570
Pre-opening expenses	142	158
Allowance for loan losses	986	1,330
Stock-based compensation	236	236
Other real estate expenses	221	45
Other	27	–
Deferred tax asset	3,729	4,339
Deferred tax liabilities		
Depreciation	317	298
Accretion of bond discount	7	15
Deferred loan fees	480	461
Deferred tax liability	804	774
Net Deferred tax asset	2,925	3,565
Valuation allowance	(2,925)	(3,565)
	$ –	$ –

Note 15. Commitments and Contingencies

Litigation

In the normal course of business the Company may be involved in various legal proceedings. The Company was not involved in any litigation for the year ended December 31, 2011.

Financial Instruments with Off-Balance-Sheet Risk

The Company is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument, for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for off-balance-sheet instruments.

Note 15. Commitments and Contingencies, continued

A summary of the Company's commitments at December 31, 2011 and 2010 is as follows:

(Dollars In Thousands)	2011	2010
Commitments to extend credit	$ 16,597	$ 14,228
Unfunded commitments under lines of credit	26,185	22,509
Standby letters of credit	2,578	1,183

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit may or may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

The Company is required to maintain certain required reserve balances with the Federal Reserve Bank. At December 31, 2011 and 2010, these reserve balances amounted to $3.0 million and $1.2 million, respectively.

The Company from time to time may have cash and cash equivalents on deposit with financial institutions that exceed federally insured limits.

Financial Derivatives

Financial Derivatives are reported at fair value in other assets and other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings. In 2008, the Company entered into interest rate swaps to facilitate customer transactions in connection with their financing needs. Upon entering into swaps with the borrowers to meet their financing needs, the Company entered into offsetting positions with counterparties to minimize risk to the Company. These back-to-back swaps qualify as derivatives, but are not designated as hedging instruments. Interest rate swap contracts involve the risk of dealing with borrowers and counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes the Company, and results in credit risk to the Company. When the fair value of a derivative instrument contract is negative, the Company owes the customer or counterparty and therefore, has no risk.

Note 15. Commitments and Contingencies, continued

A summary of the Company's interest rate swaps is as follows:

(Dollars In Thousands)	December 31, 2011	
	Notional Amount	Estimated Fair Value
Interest rate swap agreements:		
Pay fixed / receive variable swaps	$ (2,870)	$ (170)
Pay variable / receive fixed swaps	2,870	170
Total	$ –	$ –

Note 16. Regulatory Restrictions

Dividends

The Company, as a Virginia banking corporation, may pay dividends only out of its retained earnings. However, regulatory authorities may limit payment of dividends by any company when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Company. At December 31, 2011 there are no retained earnings available from which to pay dividends.

Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the applicable regulations. As of December 31, 2011, management believes the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.

Note 16. Regulatory Restrictions, continued

The Company's and the Bank's actual capital amounts and ratios are also presented in the following table.

(Dollars In Thousands)

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
December 31, 2011	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 35,288	13.5%	$ 20,928	8.0%	N/A	N/A
HomeTown Bank	$ 32,997	12.6%	$ 20,928	8.0%	$ 26,160	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$ 32,009	12.2%	$ 10,464	4.0%	N/A	N/A
HomeTown Bank	$ 29,718	11.4%	$ 10,464	4.0%	$ 15,696	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$ 32,009	8.9%	$ 14,320	4.0%	N/A	N/A
HomeTown Bank	$ 29,718	8.3%	$ 14,320	4.0%	$17,899	5.0%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
December 31, 2010	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 33,425	12.5%	$ 21,345	8.0%	N/A	N/A
HomeTown Bank	$ 31,092	11.7%	$ 21,345	8.0%	$ 26,681	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$ 30,068	11.3%	$ 10,672	4.0%	N/A	N/A
HomeTown Bank	$ 27,735	10.4%	$ 10,672	4.0%	$ 16,008	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$ 30,068	8.4%	$ 14,255	4.0%	N/A	N/A
HomeTown Bank	$ 27,735	7.8%	$ 14,255	4.0%	$ 17,819	5.0%

Note 17. Transactions with Related Parties

The Company has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Aggregate loan transactions with related parties were as follows:

(Dollars In Thousands)	2011	2010
Balance, beginning	$ 9,471	$ 10,539
New loans	5,693	1,072
Repayments	(7,137)	(2,140)
Balance, ending	$ 8,027	$ 9,471

Note 18. Capital Transaction

The Department of the Treasury created the Troubled Asset Relief Program Capital Purchase Program in 2008 to make capital available to certain U.S. financial institutions. Under this program, the Treasury would purchase preferred stock with an initial cumulative dividend rate of 5% and receive warrants to purchase additional preferred stock with a cumulative dividend rate of 9%. Participating financial institutions were required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TARP Capital Purchase Program.

On September 18, 2009, as part of the Capital Purchase Program, the Company entered into a Letter Agreement and Securities Purchase Agreement with the Treasury, pursuant to which the Company sold (i) 10,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 par value per share and (ii) a warrant (the "Warrant") to purchase 374 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $1,000 par value per share, at an initial exercise price of $.01 per share. The Warrant was exercised immediately. The discount will be accreted up to $374 thousand over five years.

The Preferred Stock qualifies as Tier 1 capital and the Series A pays cumulative dividends at a rate of 5% per annum for the first five years, and thereafter at a rate of 9% per annum. The Series B pays cumulative dividends at a rate of 9% per annum. Due to the net loss incurred in 2010, the Company is prohibited from paying dividends on the preferred stock. Dividends in arrears totaled $800 thousand at December 31, 2011.

Note 19. Condensed Parent Company Financial Information

Financial information pertaining only to HomeTown Bankshares Corporation follows.

CONDENSED BALANCE SHEETS

(Dollars In Thousands)	December 31, 2011	December 31, 2010
Assets		
Cash and due from banks	$ 2,292	$ 2,334
Investment in bank subsidiary	30,796	27,322
Other assets	–	–
Total assets	$ 33,088	$ 29,656
Liabilities and Stockholders' Equity		
Total liabilities	$ –	$ –
Stockholders' equity:		
Total stockholders' equity	33,088	29,656
Total liabilities and stockholders' equity	$ 33,088	$ 29,656

CONDENSED STATEMENTS OF OPERATIONS

(Dollars In Thousands)	For the year ended December 31, 2011	For the year ended December 31, 2010
Income		
Undistributed earnings (loss) of subsidiary	$ 1,961	$ (3,800)
Expenses	(42)	(73)
Net Income (Loss)	$ 1,919	$ (3,873)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars In Thousands)	For the year ended December 31, 2011	For the year ended December 31, 2010
Cash flows from operating activities:		
Net income (loss)	$ 1,919	$ (3,873)
Equity in undistributed net (income) loss of subsidiary bank	(1,961)	3,800
Decrease in other assets	–	2
Net cash flows used in operating activities	$ (42)	$ (71)
Cash flows from investing activities:		
Capital contribution to bank subsidiary	$ –	$ (2,500)
Net cash flows used in investing activities	$ –	$ (2,500)
Cash flows from financing activities:		
Preferred dividend payment	$ –	$ (267)
Net cash flows used in financing activities	$ –	$ (267)
Net decrease in cash and cash equivalents	$ (42)	$ (2,838)
Cash and cash equivalents, beginning	2,334	5,172
Cash and cash equivalents, ending	$ 2,292	$ 2,334

HomeTown Bankshares Corporation Shareholder Information

Annual Meeting
The annual meeting of shareholders will be held on Tuesday, May 15, 2012 at 2:00 pm at The Jefferson Center, Roanoke, Virginia.

Requests for Information
Requests for information should be directed to Ms. Susan K. Still, President and CEO, HomeTown Bankshares Corporation, 202 South Jefferson Street, Roanoke, VA 24011; telephone (540) 345-6000.

Independent Auditors
Yount, Hyde & Barbour, PC | 50 South Cameron Street | Winchester, Virginia 22601

Corporate Counsel
Gentry Locke Rakes & Moore, LLP | 10 Franklin Road, SE | SunTrust Plaza | Roanoke, Virginia 24022

Stock Transfer Agent
Registrar & Transfer | 10 Commerce Drive | Cranford, NJ 07016 | Telephone: (800) 368-5948

Federal Deposit Insurance Corporation
The Bank is insured by the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Main Office
202 South Jefferson Street | Roanoke, VA 24011 | Telephone: (540) 345-6000 | Fax: (540) 342-5626

South Roanoke Office
3521 Franklin Road, S.W. | Roanoke, VA 24014 | Telephone: (540) 278-2070 | Fax: (540) 278-1969

Smith Mountain Lake Office
13400 Booker T. Washington Highway | Moneta, VA 24121 | Telephone: (540) 719-2265 | Fax: (540) 719-0796

Colonial Avenue at 419 Office
4225 Colonial Avenue, Suite 1A | Roanoke, VA 24018 | Telephone: (540) 278-1399 | Fax: (540) 278-1958

NewRiver Bank
Branch Office | 1540 Roanoke Street | Christiansburg, VA 24073 | Telephone: (540) 391-4050 | Fax: (540) 260-3484
Administrative Office | 1655 Roanoke Street, Suite C | Christiansburg, VA 24073 | Telephone: (540) 391-4040 | Fax: (540) 391-4041

"The HomeTown name says it all. Customer service and having a single representative who knows you and your business really make a difference." — *Mark Pace, Roanoke*

HomeTown
Bankshares Corporation

202 S. Jefferson Street | Roanoke, Virginia 24011-1702
540-345-6000 | www.hometownbankva.com